

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2013

Via E-mail
Mr. Michael Griffin
Chief Financial Officer
University General Health Systems, Inc.
7501 Fannin Street
Houston, TX 77054

> **Re:** **University General Health Systems, Inc.**
> **Item 4.01 Form 8-K dated May 31, 2013**
> **Filed June 4, 2013**
> **File No. 000-54064**

Dear Mr. Griffin:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, or by advising us when you will provide the requested response.   If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing any amendment to your filing and any information you provide in response to these comments, we may have additional comments.

Item 4.01 Charges in Registrant's Certifying Accountant

(a) Dismissal of Independent Accountant Previously Engaged as Principal Accountant

1. You state that "…there were no (1) disagreements with Crowe…or (2) "reportable events," as such term is defined in Item 304(a)(1)(v) of Regulation S-K, except that…" Please revise the Form 8-K to clearly state that there are no disagreements and no reportable events, or that the items listed are either disagreements and/or reportable events. For example, you disclose internal control deficiencies, which appears to be a reportable event under (v)(A). You also disclose an expansion of scope by Crowe Horwath LLP, which appears to be a reportable event under (v)(C)(1).

2. Please revise your disclosure to comply with Item 304(a)(1)(iv)(B) of Regulation S-K by stating whether any audit or similar committee of the board of directors, or the board of directors, discussed the subject matter of each disagreement with the former accountant; and

(C) state whether the Company has authorized the former accountant to respond fully to the inquiries of the successor accountant concerning the subject matter of each disagreement and if not, describe the nature of any limitation thereon and the reason therefor. Your disclosure attempts to comply with (iv)(A) by providing a brief description of each item but does not fully comply without disclosure for (B) and (C) for each item listed in your disclosure. Please note that these disclosures apply to items covered by Item 304(a)(1)(v) of Regulation S-K referred to in comment one above.

3. Please revise your disclosure to describe each of "the numerous other internal controls deficiencies" that Crowe Horwath LLP verbally communicated to the Board or otherwise include contextual disclosures to understand the nature and magnitude of the deficiencies.

4. Regarding Exhibit 16.1 filed with the Form 8-K, please revise your disclosure to explain why Crowe Horwath LLP is not in a position to agree or disagree with the statement that the Company terminated its relationship on May 31, 2013.

5. Include a letter filed as Exhibit 16 from by Crowe Horwath LLP addressing the disclosures in the amended Form 8-K.

(b) Engagement of New Independent Accountant as Principal Accountant

6. In the explanatory note in the Forms 10-Q/A for the quarterly periods ended June 30 and September 30, 2012 filed on May 30, 2013, you state with regards to the restated financial statements that "These matters have been discussed by our authorized executive officers and with our former independent registered certified public accounting firm." This disclosure appears to contradict disclosure herein stating that "Except for consultations the Company had with MKA while MKA served as the Company's independent registered public accounting firm, neither the Company nor anyone on behalf of the Company consulted with MKA during the Company's two most recent fiscal years and the subsequent interim period preceding MKA's engagement, regarding the application of accounting principles to any specific completed or contemplated transaction…" Please advise or include disclosure that provides the disclosures and, if applicable, the letter required by Item 304(a)(2) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Allen, Staff Accountant, at (202) 551-3652 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant